UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 9, 2014

GENTIVA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-15669	36-4335801
(Commission File Number)	(IRS Employer Identification No.)

3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia

(Address of Principal Executive Offices)

30339-3314

(Zip Code)

Registrant’s Telephone Number, Including Area Code (770) 951-6450

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

(X)	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

(X)	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

( )	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

( )	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On October 9, 2014, Gentiva Health Services, Inc., a Delaware corporation (“Gentiva” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kindred Healthcare, Inc., a Delaware corporation (“Kindred” or “Parent”) and Kindred Healthcare Development 2, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

Merger Consideration. In the Merger, each outstanding share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) will be cancelled and converted into the right to receive (i) $14.50 in cash, and (ii) 0.257 of a validly issued, fully paid and nonassessable share of common stock, par value $0.25 per share, of Parent (the “Parent Common Stock”).

Restricted Stock. Each award of restricted stock of the Company that is not vested and which does not accelerate solely upon a change of control (each, a “Company Restricted Share Award”) will be cancelled and converted into a Parent restricted cash award and a Parent restricted share award, subject to the same terms and conditions (including vesting) applicable to the Company Restricted Share Award. To the extent that any Company Restricted Share Award is subject to performance conditions, the Parent restricted cash award and Parent restricted share award received by the holder of such Company Restricted Share Award will be subject to equitable adjustment by the board of directors of Parent.

Company Options. Each option to acquire shares of Company Common Stock that is “in-the-money” (an “In-the-Money Option”) and that is vested or that accelerates solely upon a change of control will be cashed out.

Each option to acquire shares of Company Common Stock that is “out-of-the-money” and each In-the-Money Option that is unvested or that does not accelerate solely upon a change of control will be converted into options to acquire shares of Parent Common Stock.

Performance Cash Awards. Each performance cash award (each, a “Performance Cash Award”) that, by its terms, provides for accelerated vesting upon a change of control will be cashed out at the target award amount (or, if the Performance Cash Award, by its terms, provides for the payment of the maximum award upon accelerated vesting, at the maximum award amount). Each Performance Cash Award that does not provide for accelerated vesting solely upon a change of control will receive a Parent performance cash award, subject to the same terms and conditions (including vesting) applicable to the Performance Cash Award. To the extent that any Performance Cash Award is subject to performance conditions, the Parent performance cash award received by the holder of such Performance Cash Award will be subject to equitable adjustment by the board of directors of Parent.

Representations, Warranties, and Covenants. Company and Parent each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by each of Company and Parent to, subject to certain exceptions, conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

Conditions to Effect the Merger. The obligation of the parties to consummate the Merger is subject to customary closing conditions, including, among other things: (i) the approval and adoption of the Merger Agreement by the Company’s stockholders; (ii) the absence of legal restraints and prohibitions; (iii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”); and (iv) the approval of the listing on the New York Stock Exchange of the Parent Common Stock to be issued in the Merger. The obligation of each party to consummate the Merger is also conditioned upon certain of the other party’s representations and warranties being true and correct, the other party having performed in all material respects its material obligations under the Merger Agreement and the other party having not suffered a material adverse effect.

Shareholder’s Meeting. The Merger Agreement requires the Company to call and hold a special shareholder meeting and, subject to certain exceptions, requires the Company’s board of directors to recommend that the Company stockholders approve and adopt the Merger Agreement. Prior to the approval and adoption of the Merger Agreement by the Company’s stockholders, the Company’s board of directors may, upon receipt of a Superior Proposal (as defined in the Merger Agreement) and in certain other circumstances, change its recommendation that the Company’s stockholders approve and adopt the Merger Agreement, subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or other circumstances. If the Company’s board of directors changes its recommendation that the Company stockholders approve and adopt the Merger Agreement or enters into (or announces its intention to enter into) an alternative transaction, Parent may terminate the Merger Agreement. In connection with the execution of the Merger Agreement, the directors and named executive officers of the Company entered into voting agreements with Parent, pursuant to which they agreed to vote their Company Common Stock in favor of the adoption of the Merger Agreement, but if the Company’s board of directors changes its recommendation with respect to the Merger Agreement, the aggregate proportion of the Company Common Stock to be voted in favor of the Merger Agreement pursuant to the voting agreements is capped at 15% of the Company’s outstanding Common Stock.

Termination Rights. The Merger Agreement contains certain other termination rights for each of the Company and Parent, including the right of each party to terminate the Merger Agreement if the Merger has not been consummated by March 31, 2015. Certain events of termination would result in an obligation of the Company to pay to Parent a termination fee of $32,500,000.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Rights Agreement Amendment

On October 9, 2014, the Company and Computershare Trust Company, N.A. entered into an amendment (the “Rights Agreement Amendment”) to that certain Rights Agreement, dated as of May 22, 2014 (the “Rights Agreement”), pursuant to which the Rights Agreement was amended to provide that (i) Parent, Merger Sub and their respective affiliates will each be an “Exempt Person” (as defined in the Rights Agreement) as a result of the Merger Agreement and the transactions contemplated thereby and (ii) the Rights thereunder will expire on the earlier of (A) immediately prior to the time the Merger is effective and (B) May 20, 2015.

The foregoing description of the Rights Agreement Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text of the Rights Agreement Amendment, which is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Company’s core management team (as determined by the Compensation Committee of the Company’s Board of Directors) will be eligible to receive bonuses from a $10 million executive bonus pool to be allocated at the sole discretion of the Compensation Committee. At least a significant minority of such bonus pool will be allocated to core management team members other than the Executive Chairman.

In addition, subject to the sole discretion of the Compensation Committee, the Executive Chairman will receive for 2014 and 2015 bonus payments in the ordinary course (apart from the timing of payment), both of which will be payable on or before Closing. If these ordinary course bonus payments are paid to the Executive Chairman, the amounts paid will be in the discretion of the Compensation Committee but will not exceed $2 million for 2014 and $1 million for 2015.

Item 8.01. Other Events.

A copy of the joint press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Important Information For Investors And Shareholders

This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly owned subsidiary of Kindred and Gentiva. The proposed merger will be submitted to shareholders of Gentiva for their consideration. In connection with the proposed merger, Gentiva and Kindred intend to file relevant materials with the SEC, including a registration statement on Form S-4, containing a proxy statement/prospectus. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus and any amendments or supplements thereto as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, may be obtained at www.kindredhealthcare.com and http://investors.gentiva.com/sec.cfm.

Gentiva, Kindred and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

Forward-Looking Statements

Certain statements contained herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements regarding Kindred’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Kindred and Gentiva based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred and Gentiva are unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s and Gentiva’s filings with the SEC.

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

Additional information concerning these and other factors can be found in Kindred’s and Gentiva’s respective filings with the SEC, including Kindred’s and Gentiva’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Kindred and Gentiva assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of October 9, 2014, by and between Gentiva Health Services, Inc., Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc.*

4.1	Amendment to Rights Agreement, dated as of October 9, 2014, by and between Gentiva Health Services, Inc., and Computershare Trust Company, N.A.

99.1	Press Release dated October 9, 2014 (furnished only).

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

GENTIVA HEALTH SERVICES, INC.
(Registrant)

Date: October 14, 2014	By:	/s/ John N. Camperlengo
John N. Camperlengo
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of October 9, 2014, by and between Gentiva Health Services, Inc., Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc.*

4.1	Amendment to Rights Agreement, dated as of October 9, 2014, by and between Gentiva Health Services, Inc., and Computershare Trust Company, N.A.

99.1	Press Release dated October 9, 2014 (furnished only).

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.